SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




RELEASE:
25th November 2003


                    RYANAIR CREDIT CARD GETS YOU CASH BACK!

Ryanair, Europe's No.1 low fares airline, today (25th Nov.03) announced the launch of a brand new Customer programme through its Ryanair credit card called Ryanair Credits.

The Ryanair credit card is already a huge success since its launch in February 03, and now cardholders will now be able to earn exclusive discounts in the form of cash back paid to their credit card account on a wide range of participating retailers accessible through the Ryanair online shop; featuring leading brands, such as WHSmith, Allsports, Past Times, Thorntons, Toyworld, The Pier and The Perfume Shop.

Commenting on the launch of the programme, Conal Henry, Commercial Director of Ryanair.com said:

"The launch of the Ryanair credits cashback programme is yet another unique benefit of the Ryanair credit card, the only card that gives you free Ryanair flights. If you use your card in a wide range of retailers, we'll put cash back in your account - it's as simple as that. With free Ryanair flights and now cash back on your account, there's never been a better time to apply for a Ryanair credit card. Just click onto www.ryanair.com and apply on-line."
The Ryanair Credits programme has been developed and is being run on behalf of Ryanair by the Irish-based marketing company Brandforce. Retailers wishing to participate in Ryanair Credits programme can contact Brandforce on
00.353.1.2878150. The Ryanair.com credit card is issued by MBNA Europe.
A comprehensive list of participating retailers can be found at www.Ryanair.com


Ends:


Further information:

Paul Fitzsimmons - Ryanair        Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228            Tel: 00 353 1 4980 300



Notes to editors

The Ryanair.com credit card was launched in February 2003 and is the ONLY credit card that will give users a free flight on Ryanair's 136 routes throughout Europe after one purchase with the card.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 25 November 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director